July 31, 2019

Yin Yan
Chief Executive Officer
Bio Essence Corp.
8 Studebaker Drive
Irvine, CA 92618

       Re: Bio Essence Corp.
           Registration Statement on Form S-1
           Filed July 26, 2019
           File No. 333-232839

Dear Mr. Yan:

        We have the following comment. Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that the financial statements included in the registration statement are as of a date
      135 days or more before the date the document was filed. As such, we will not perform a detailed examination of the registration statement until you amend your registration statement to update the financial statements in compliance with Rule 8-08 of Regulation
      S-X. Assuming that you amend your registration statement before August 13th, include the interim financial statements for the the three months ended March 31, 2019 and the comparable prior year period. Since this interim financial information will be included in a historical period that will be required to be included in this registration statement at the time of the contemplated offering, it may not be omitted from your filed registration statement. Update the associated financial information in applicable sections of the filing as appropriate such as the MD&A section. For guidance, please refer to Question 1 of the
      Fixing America's Surface Transportation (FAST) Act Compliance and
Disclosure
      Interpretations, available on the Commission's website.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Yin Yan
Bio Essence Corp.
July 31, 2019
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at
202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



FirstName LastNameYin Yan                                  Sincerely,
Comapany NameBio Essence Corp.
                                                           Division of
Corporation Finance
July 31, 2019 Page 2                                       Office of Healthcare
& Insurance
FirstName LastName